Horace Mann Educators Corporation

1 Horace Mann Plaza

Springfield, Illinois 62715-0001

March 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Horace Mann Educators Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Horace Mann Educators Corporation (the “Company”) in connection with the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on the date hereof with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Company hereby notifies you that it shall not seek acceleration of the time of effectiveness of the Registration Statement pursuant to Rule 461 promulgated under the Securities Act until such time as the information called for by Part III of Form 10-K has been filed with the Commission. The Company expects to file its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, which Proxy Statement will be incorporated by reference into its Annual Report on Form 10-K, and the Registration Statement, on April 6, 2018.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments concerning this letter or the Registration Statement.

[Signature page follows]

Very truly yours,

/s/ Donald M. Carley
Donald M. Carley
Senior Vice President & General Counsel
Horace Mann Educators Corporation

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

[SIGNATURE PAGE TO HORACE MANN EDUCATORS CORPORATION FILING LETTER]